UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Atlas Therapeutics Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

049433105
(CUSIP Number)

Dr. Robert J. Hariri
Hariri Family Ltd. Partnership
341 Mendham Road
Bernardsville, NJ 07924

February 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049433105

1.		Name of Reporting Person: Hariri Family Ltd. Partnership

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.		SEC Use Only

4.		Source of Funds (See Instructions) OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,300,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,300,000

	10.	Shared Dispositive Power 0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 13.7%

14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 049433105

1.	Name of Reporting Person: Dr. Robert J. Hariri

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,300,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,300,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of common stock, $.001 par value (the “Common Stock”), of Atlas Therapeutics Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 520 S. El Camino Real, 8th Floor, San Mateo, CA 94402.

Item 2.    Identity and Background.

The names of the persons filing this statement (the “Reporting Persons”) are Dr. Robert J. Hariri, a citizen of the United States, and Hariri Family Ltd. Partnership, a Delaware partnership (the “Partnership”). Dr. Hariri is the administrative general partner of the Partnership. The address of the principal business and principal office of each of the Reporting Persons is 341 Mendham Road, Bernardsville, NJ 07924.

During the last five years, neither of the Reporting Persons mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

In connection with a change of control of the Issuer described more fully under Item 4 below, the Reporting Persons received 8,300,000 shares of Common Stock from the Issuer’s former chief executive officer in exchange for ten dollars.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Common Stock based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity.  The Reporting Persons may purchase additional securities if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

On February 25, 2011, the Issuer, Atlas Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Buyer”), and Peak Wellness, Inc. (“Peak”) entered into a Intellectual Property Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer acquired from Peak all intellectual property pertaining to MYO-T12, a natural-myostatin inhibitor, including the formula and process for making MYO-T12, as well as certain trademarks, trade secrets, patent applications and certain domain names (the “Acquisition”).  The purchase price for the assets was $1,150,000, of which the Issuer paid Peak $450,000 in cash and gave Peak a promissory note in the amount of $700,000.  Peak was granted a security interest in the acquired assets as security for the payment of the promissory note pursuant to a security agreement. In addition to the foregoing, the Issuer issued Peak 7,024,000 shares of Common Stock as additional consideration under the Purchase Agreement.

This transaction may be deemed to have resulted in a change in control of the Issuer.  Upon the closing of the Acquisition, Georgette Mathers resigned as the Issuer’s Chief Executive Officer and Chief Financial Officer, and J.B. Bernstein was appointed to the Issuer’s Board of Directors.  In addition, Mr. Bernstein was appointed the Chief Executive Officer, President, Secretary and Treasurer of the Issuer and Dr. Colker was appointed the Chief Medical Officer and Executive Vice President of the Issuer. The appointments of the new officers of the Issuer and the resignation of Ms. Mathers as an officer of the Issuer were effective upon the closing of the Acquisition. The appointment of a new director will be effective upon the expiration of the 10-day period beginning on March 4, 2011, the date of the filing and mailing of an Information Statement with the Securities Exchange Commission (the “SEC”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). At such time, Ms. Mathers will resign as a director of the Issuer.

In connection with the Acquisition, Ms. Mathers also transferred all of her 28,000,000 shares of Common Stock to various individuals for nominal consideration. The Reporting Person received 8,300,000 shares of Common Stock from Ms. Mathers.

Other than as set forth above, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)           Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)           The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting  Persons, or between the Reporting  Persons and any other person, with respect to the  securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 11, 2011
HARIRI FAMILY LTD. PARTNERSHIP

By: /s/ Dr. Robert J. Hariri
Name: Dr. Robert J. Hariri
Title: General Partner

/s/ Dr. Robert J. Hariri
Name: Dr. Robert J. Hariri

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)